CTDC Announces 2009 Annual General Meeting Results

HONG KONG – September 14, 2009 — China Technology Development Group Corporation (Nasdaq: CTDC; “we” or “the Company”), a provider of solar energy products and solutions in China, today announced that the Company’s shareholders adopted all the resolutions proposed by the Company at the 2009 annual general meeting of shareholders (the “2009 AGM”) held in Hong Kong on September 11, 2009.

The following ordinary resolutions have been adopted by our shareholders at the 2009 AGM:
Re-election of Mr. Zhenwei Lu as a director of the Company;
Re-election of Mr. Xu Qian as a director of the Company;
Re-election of Mr. Weidong Wang as a director of the Company;
Approval and adoption of the Company’s 2009 stock option plan.

About CTDC:
CTDC is a provider of solar energy products and solutions in China. CTDC’s major shareholders include China Merchants Group (http://www.cmhk.com), one of the biggest state-owned conglomerates in China, and Beijing Holdings Limited, the largest integrated conglomerate established by Beijing Municipal Government outside mainland China.

For more information, please visit our website at http://www.chinactdc.com.

Forward-Looking Statement Disclosure:
It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product, service and solution deliveries; B) our ability to develop, implement and commercialize new products, services, solutions and technologies; C) expectations regarding market growth, developments and structural changes; D) expectations regarding our product volume growth, market share, prices and margins; E) expectations and targets for our results of operations; F) the outcome of pending and threatened litigation; G) expectations regarding the successful completion of contemplated acquisitions on a timely basis and our ability to achieve the set targets upon the completion of such acquisitions; and H) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions are forward-looking statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include the risk factors specified on our annual report on Form 20-F for the year ended December 31, 2008 under “Item 3.D Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. The Company does not undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Enquiry:
Company Contact
Selina Xing
PR/IR Department
Tel: +86 755 2669 8709
Email: ir@chinactdc.com